Exhibit 99.12

CONSENT OF QUALIFIED PERSON

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Sigma Lithium Corporation, including in the Annual Information Form filed as an exhibit thereto, being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Jarrett Quinn
Jarrett Quinn, P. Eng.
April 30, 2024